# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flora Growth Corp., CIK 0001790169
CUSIP: 339764102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132
Date of event which requires filing of this statement: 10/23/2025
Filed by CIK 0002093136
Persons authorized to receive notices and communications: Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370; Michael Heinrich, Zero Gravity Labs Inc., 548 Market Street, PMB 33721, San Francisco, California (CA), 94104, (416) 861-2267

## Reporting persons
- Heinrich Michael (CIK 0002093136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,902,220; shared voting power 0; sole dispositive power 4,902,220; shared dispositive power 0; aggregate amount beneficially owned 4,902,220 (87% of the class)
- Zero Gravity Labs Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,902,220; sole dispositive power 0; shared dispositive power 4,902,220; aggregate amount beneficially owned 4,902,220 (87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Flora Growth Corp.
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132

## Item 2. Identity and Background
Name of person filing:
i) Michael Heinrich (the "Reporting Person")
ii) Zero Gravity Labs Inc., a Delaware corporation owned and controlled by the Reporting Person ("0G")
Residence or business address: i) and ii) 548 Market Street, PMB 33721, San Francisco, CA 94104
Present principal occupation or employment: The present occupation of the Reporting Person is Chief Executive Officer of 0G, 548 Market Street, PMB 33721, San Francisco, CA 94104. The Reporting Person is also a director and the Chairman of the Board of the Issuer as of September 20, 2025.
Criminal convictions in the last five years: The Reporting Person and 0G have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person and 0G have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
i) United States
ii) Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: i) and ii) OO

## Item 4. Purpose of Transaction
Purpose of transaction: On September 20, 2025, the Reporting Person was appointed as a director and as the Chairman of the Board of the Issuer. On October 22, 2025, the Issuer's shareholders approved the issuance of a convertible promissory note dated October 23, 2025 (the "Note") to 0G. The principal amount of the Note, having a U.S. dollar value of $150,000,000, may be converted at the option of the OG into common shares of the Issuer at a conversion price of US$33.34 per share. The total number of Issuer common shares underlying the principal amount of the Note are 4,499,100. The total number of common shares of the Issuer underlying the interest on the Note, projected through September 30, 2026 are 403,120.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,902,000 common shares; 87.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
i) Total sole voting and dispositive authority: 4,902,220; total shared voting and dispositive authority: 0; Total Shares: 4,902,220; Percentage - 87.0%
ii) Total sole voting and dispositive authority: 0; total shared voting and dispositive authority: 4,902,220; Total Shares: 4,902,220; Percentage - 87.0%
Transactions in the class effected during the past sixty days: On September 20, 2025, the Reporting Person was appointed as a director and as the Chairman of the Board of the Issuer. On September 19, 2025, the Issuer entered into a loan agreement with 0G whereby the Issuer agreed to issue to 0G a total of 1,786,432 exercisable for common shares of the Issuer at an exercise price of $0.01 per share. The warrants were cancelled and replaced with the Note on October 23, 2025, following shareholder approval.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Form of Convertible Note dated September 22, 2025, between the Issuer and 0G

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4.4 Form of Convertible Note dated as of September 22, 2025 (incorporated by reference to Exhibit 4.4 of 8-K filed with the SEC on September 23, 2025)
Exhibit 99.1 - Joint Filing Agreement dated October 26, 2025

## Signatures
- Heinrich Michael: Michael Heinrich, Reporting Person (10/26/2025)
- Zero Gravity Labs Inc.: Michael Heinrich, Director of Zero Gravity Labs Inc. (10/26/2025)